MBH
Monex Beans Holdings, Inc.

File No. 82-34933
March 16, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
U.S.A.

07021896

SUPPL

Re: Monex Beans Holdings, Inc. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of news releases announced Feb.1 to Feb.23, 2007 as listed in Annex A.

If you have any further questions or requests for additional information please do not hesitate to contact Mina Kanai at 011-813-6212-3750(telephone) or 011-813-3808(facsimile).

Very truly yours,

PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL

Monex Beans Holdings, Inc.

By ______________________
Name: Oki Matsumoto
Title: President & CEO

Monex Beans Holdings, Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

Annex A

Enclosures and attachment

1. Announcement of Start of Distribution of E-mail Newsletter Series with Video Content
2. Announcement of Subsidiary's Personnel
3. Monex University Supports the Start of "Money Certification Test"
4. The Publication of the First Neo-Future Money Novel
5. Monex, Inc. to Start Account Opening Introduction Service Alliance with Suruga Bank

Monex Beans Holdings, Inc.
Pacific Century Place Marunouchi 19F 1-11-1, Marunouchi, Chiyoda-ku Tokyo 100-6219, Japan
Tel:+81-3-6212-3750[General] Fax:+81-3-6212-3808 http://www.monexbeans.net/

MBH
Monex Beans Holdings, Inc.

Announcement of Start of Distribution of E-mail Newsletter Series with Video Content

TOKYO, February 1, 2007 -- Monex Beans Holdings, Inc. announces that that its subsidiary Monex, Inc. ("Monex"; President & CEO: Oki Matsumoto) will start distribution of "Market Mail -Mobile-", the e-mail newsletter series with video content that can be subscribed free of charge, starting Monday, February 5, 2007.

Monex currently distributes the "Market Mail" series, its original e-mail newsletter series mainly covering stock market overview in the morning, after morning close, after market close, and evening. The e-mail newsletters are sent to its customers who have accounts with Monex and subscribes to the service. However, "Market Mail -Evening Issue-" is currently distributed only to PCs. The "Market Mail -Mobile-" series, which Monex will start distribution, is distributed at evening time and can be viewed not only via PC but also via certain models of cell phone.

Recently, individual investors participating in stock markets using cell phones are increasing, and Monex has received many requests from investors to make more information available via cell phone. With the "Market Mail -Mobile-" series, Monex will respond to customer needs by offering video content on stock market overview and also by offering more columns on subjects other than stock market reports.

Also, there are investors who cannot reach their PCs during stock trading hours. Monex newly established a commission structure for stock trading using the internet via cell phone, applicable to the contracts executed on and after Monday, January 29, 2007. Going forward, Monex plans to offer a greater amount of investment related information available via cell phone.

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Announcement of Subsidiary's Personnel

TOKYO, February 20, 2007 -- Monex Beans Holdings, Inc. announces that Monex, Inc.*has decided the following personnel changes.
*100% subsidiary of Monex Beans Holdings, Inc.

(Effective on March 1, 2007)

New Assignment	Current Assignment	Name
General Manager, Investment Banking Service Dept. Investment Banking Division	General Manager Investment Banking Division	Akira Handa

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Monex University Supports the Start of "Money Certification Test"

TOKYO, February 20, 2007 -- Monex Beans Holdings, Inc. announces that its subsidiary Monex University, Inc. ("Monex University"; President: Shinobu Naito) will be supporting the start of a "Money Certification Test" that will be hosted by "Nikkei Money" (Published by Nikei Home Publishing, Inc., President: Seiji Suzuki), one of the most read financial magazines in Japan.

"Nikkei Money" has hosted a certification test twice online in the past, and has had many participants. With the success of the online certification test, "Nikkei Money" and Monex University have decided to host an offline certification test.

In hosting this "Money Certification Test", "Nikei Money" and Monex University have organized a Money Certification Committee which include Mr. Soichi Kadokawa (Economic Analyst), Mr. Eisuke Sakakibara (Professor of Waseda University), Mr. Ryoji Musha (Deutsche Securities Inc.), Mr. Yuji Hayashi (Tax Accountant), Mr. Yasuhiko Fukano (Financial Planner) and Mr. Shinobu Naito (Monex University) who will be supervising the test problems. This will ensure its neutrality, fairness, and accuracy.

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

The Publication of the First Neo-Future Money Novel

TOKYO, February 21, 2007 – "Association to think about asset planning in the future", consisting of Toyota Financial Services Corporation, Monex, Inc.*, Monex University, Inc. *, and Kodansha Ltd., has published its second investor education book, "Find the Best Investment Strategy for Happiness –What will happen 10 years from now?-" (Published by Kodansha Ltd.).
*Subsidiary of Monex Beans Holdings, Inc.

This book is a new type of neo-future novel which simulates how five students who spent their years in university together 10 years ago live their lives in 2017, in 4 different scenarios, "Hyper Inflation", "Super Controlled Society", "The Age of the BRICs", and "Japan as No.1 -again-". By telling the story as a novel, it is easier to imagine future phenomenon such as "30% Inflation", and how it would affect our life environment and behavior. In an age where it is difficult to imagine what the future will be like, we hope that this novel can give a hint on what is really important to make our lives richer to our readers.

On December 1, 2005, "Association to think about asset planning in the future" published its first book, "The Simplest Way of Investment by 3 Key Words -Long-term, Diversification, and Optimum-", and has been operating a website "Fountain of Money", providing investment information to individual investors.

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

MBH
Monex Beans Holdings, Inc.

Monex, Inc. to Start Account Opening Introduction Service Alliance with Suruga Bank

TOKYO, February 23, 2007 – Monex Beans Holdings, Inc. announces that its subsidiary Monex, Inc. ("Monex"; President & CEO: Oki Matsumoto) will start an account opening introduction service alliance with Suruga Bank, Ltd. ("Suruga Bank"; President: Mitsuyoshi Okano).

1. Contents of Alliance

Through the website and mail magazines of Suruga Bank, customers will be introduced to Monex and guided to Monex's account opening homepage.

Monex and Suruga Bank have been providing "Instant Deposit Services", and deposit from the Suruga Bank account to the Monex account is instantly available over the internet. With this alliance, customers of Suruga Bank will be able to use Monex more conveniently.

2. Start of Service

February 26, 2007

###

Contact: Corporate Communications
Michiyo Kubota, Mina Kanai
+81-3-6212-3750

END